

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Mr. Ron Howell
Chief Executive Officer
HST Global, Inc.
150 Research Drive
Hampton, VA 23666

Re: HST Global, Inc.
Item 4.02 Form 8-K
Filed June 28, 2010
File No. 000-15303

Dear Mr. Howell:

　　　　We have completed our review of your Item 4.02 disclosure as provided in Form 8-K filed on June 28, 2010 and have no further comment at this time.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Kei Nakada
　　　　　　　　　　　　　　　　Staff Accountant